

December 10, 2012

<u>Via E-mail</u>
Mr. J. Thomas May
Chief Executive Officer
Simmons First National Corp.
501 Main Street
Pine Bluff, AK 71601

  Re: **Simmons First National Corp.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 7, 2012
    Form 10-Q for the Quarterly Period Ended June 30, 2012
    Filed September 7, 2012
    Response Dated November 21, 2012
    File No. 000-06253

Dear Mr. May:

  We have reviewed your supplemental response to our letter dated November 9, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies
Allowance for Loan Losses, page 67

1. We note your response to comment 1 from our letter dated November 9, 2012. We note your
    disclosure that the unallocated reserve addresses inherent probable losses not included
    elsewhere in the allowance for loan losses. Based on the information provided in the
    response, it appears to indicate that you are attempting to project or forecast changes in facts
    and circumstances after the balance sheet date rather than following the principle in ASC
    450-20-25-2 that a loss contingency should be recognized only if past and current events
    indicate that it is *probable* that an asset has been impaired or that a loss has been incurred as
    of the balance sheet date. Please explain how your accounting methodology supports an
    incurred, rather than expected, loss model.

Note 15: Disclosures About Fair Value of Financial Instruments, page 99

2. We note your response to comment 4 from our letter dated November 9, 2012. It does not
    appear that you addressed all of the points made in this comment in your response. Please
    tell us and revise future filings to describe in detail any adjustments you make to the
    appraised values, if any, including those made as a result of outdated appraisals. Discuss
    how you consider the potential for outdated appraisal values in your determination of the
    allowance for loan losses. Also, please include a statement confirming that you will revise
    future filings to include the necessary additional disclosures related to the appraisal process
    as discussed in your next response and the response dated November 21, 2012.

        You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you
have questions regarding our comments. If you thereafter need further assistance, please contact
me at (202) 551-3434.

                                                        Sincerely,

                                                        /s/ Michael R. Clampitt

                                                        Michael R. Clampitt
                                                        Senior Attorney